SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                                  dELiA*s Inc.
                                (Name of issuer)

                     Common Stock, par value $.01 per share
                         (Title of class of securities)

                                    246885107
                                 (CUSIP number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 246885107
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1       NAME OF REPORTING PERSON
        Stephen I. Kahn

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
        Not applicable

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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                         5    SOLE VOTING POWER
                              6,425,122
       Number of         -------------------------------------------------------
        Shares           6    SHARED VOTING POWER
      Beneficially            0
       Owned By          -------------------------------------------------------
         Each            7    SOLE DISPOSITIVE POWER
       Reporting              3,215,825
        Person           -------------------------------------------------------
         With            8    SHARED DISPOSITIVE POWER
                              3,204,345

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,425,122

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        Not Applicable                                                      [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        44.6%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.   Name of Issuer:

     (a)  dELiA*s Inc. (the "Company")

          Address of Issuer's Principal Executive Offices:

     (b)  435 Hudson Street
          New York, New York  10014

Item 2.   Name of Person Filing:

     (a)  Stephen I. Kahn

          Address of Principal Business Office or, if None,
          Residence:

     (b)  435 Hudson Street
          New York, New York  10014

          Citizenship:

     (c)  United States

          Title of Class of Securities:

     (d)  Common Stock, par value $.01 per share

          CUSIP Number:

     (e)  246885107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership.

     (a) 6,425,122 shares of Common Stock, par value $.01 per share

     (b)  44.6%

     (c)

          (i) 6,425,122 (shares that Stephen I. Kahn owns directly or has the right to acquire and shares that Mr. Kahn has the sole power to vote under the Family Stockholders Agreement (filed as Exhibit 10.4 to the Company's registration statement on Form S-1 (No. 333-15153)) and the Restricted Stock Plan (filed as Exhibit 10.6 to the Company's registration statement on Form S-1 (No. 333-15153)))

          (ii)      0

          (iii) 3,215,825 (shares that Mr. Kahn owns directly or has the right to acquire)

          (iv) 3,204,345 (shares that Mr. Kahn has the shared power to direct the disposition of under the Family Stockholders Agreement)

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1999            /s/ Stephen I. Kahn
                                   -------------------
                                   Stephen I. Kahn